Exhibit 99.1

Ardagh Metal Packaging to present at the Deutsche Bank Global Basic Materials Conference

Luxembourg (Jun 8, 2021) – Ardagh Metal Packaging S.A. will participate in the Deutsche Bank Global Basic Materials Conference, on Thursday, June 10, 2021.

To listen to the presentation via live webcast (9.00 a.m. ET) please use the following link:

https://onlinexperiences.com/scripts/Server.nxp?LASCmd=AI:4;F:QS!10100&ShowUUID=ECA84BC1-19BD-4F21-A5A3-9D3ECC149648&GroupID=Public

A replay of the presentation will be available through this link.

Further information

investors@ardaghgroup.com

Notes to the editor

Ardagh Metal Packaging is a leading supplier of sustainable and infinitely-recyclable beverage cans globally. Ardagh Metal Packaging operates 23 production facilities in the Americas and Europe, employs approximately 4,900 people and recorded revenues of $3.5 billion in 2020.